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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)
Date: October 30, 2006	By \S\ Roland M. Larsen
President & CEO

SEC1815 (05-06)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM

LISTED: STANDARD & POORS OTCBB:RYSMF

RSM HIRES CFO, ENGAGES NEW CORPORATE COUNSEL

AND HIRES INVESTOR RELATIONS FIRM

FOR IMMEDIATE RELEASE

MANHATTAN, NEVADA, OCTOBER 30, 2006, ROYAL STANDARD MINERALS INC

Royal Standard Minerals Inc. (“the Company”) has hired Mr. Samuel Gulko as its Chief Financial Officer. Mr. Gulko was an audit partner with an international “big 4” accounting firm for more than 18 years. Subsequent to his retirement in 1987 and continuing through the present, he serves as the financial and tax advisor to a number of business and high net-worth clients. In addition, from 1987 through 1996, Mr Gulko held high level financial positions with several private companies. From 1996 through 2002 he was the Chief Financial Officer, Senior Vice President of Finance and Secretary-Treasurer of a public company. He was also a member of its Board of Directors during most of this period. Since October 2004, Mr. Gulko has served on the board of directors and as audit committee chairman of another public company. Mr. Gulko has had considerable experience working with the financial community including raising capital for corporate growth. Initially, Mr. Gulko will serve the Company on a part-time basis.

The Company has engaged Stikeman Elliott of Toronto, Ontario as its new corporate counsel going forward. “Since Stikeman Elliott has offices in both Canada and the United States, we feel that they are better positioned to serve our legal and corporate governance needs in both countries”, stated Roland Larsen, Royal Standard’s President.

The Company is pleased to announce that it has retained Pro-edge Consultants Inc. (“Pro-edge”) to provide investor relations services to the Company for a twelve month term commencing November 1, 2006.

Pro-edge is an investor & media relations firm lead by partners with over 75+ years of experience in the Energy Generation, Natural Resources, Technology and Entertainment industry sectors. Pro-edge is based in Toronto and has partners in New York & Houston (USA), London (UK), and Krakow (Poland). To the best of the Company’s knowledge, Pro-edge has no interest, directly or indirectly, in the Company or its securities, or any right or intent to acquire such an interest.

The Company has hired a superintendent to oversee the gravity plant at the Goldwedge Project located in Nye County, Nevada. Mr. George Holcomb will serve in this capacity beginning October 24, 2006. He has extensive experience with gravity plant and mills over the past 20+ years with much of this experience acquired in the Manhattan Mining district, Nevada near the Goldwedge property.

Roland Larsen, Royal Standard’s President stated: “The addition of these highly qualified professionals and executive personnel to our Company is consistent with our long-term goal of building the Company as we grow and positioning it for future growth, thereby enhancing shareholder value.”

Royal Standard Minerals Inc. is an exploration and development company with advanced gold projects in Nevada.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen @ (775) 487-2454 or FAX @ (775) 487-2460

Visit our website at Royal-Standard.com